UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Aptera Motors Corp.

(Exact name of issuer as specified in its charter)

Delaware	83-4079594
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Aptera Motors Corp., 5818 El Camino Real Carlsbad, CA 92008

(Full mailing address of principal executive offices)

(858) 371-3151

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K of Aptera Motors Corp., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Offering Circular filed pursuant to Regulation A.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those discussed in the forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms “we,” “us,” “our,” “Aptera”, and the “Company” mean Aptera Motors Corp., and our subsidiary on a consolidated basis, unless otherwise indicated or unless the context indicates otherwise. Aptera is not legally related to Aptera Motors Inc.

ITEM 1. BUSINESS

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. We have designed a Launch Edition Aptera with a targeted range of up to 400 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the Company has reached numerous key milestones:

●	Substantially complete production-intent vehicle design;
●	Established a network of suppliers for capital equipment and bill of materials;
●	Built five drivable prototype vehicles;
●	Conducted validation and durability testing on production parts to confirm the reliability of our design;
●	Implemented a variety of internal controls and protocols as we prepare to scale our business including:

●	cloud-based enterprise resource planning (ERP) suite that enhances the Company’s internal controls, financial reporting capabilities and improves data accuracy. Our ERP is ready to be integrated with a manufacturing execution system once production begins.
●	a cloud-based Human Resources Information System (HRIS) that has streamlined the Company’s HR processes, including onboarding, payroll, benefits administration, and talent management. The functionality of our HRIS is further enhanced by its interface with our ERP.

●	Created a robust intellectual property portfolio;
●	Amassed over 48,000 vehicle reservations; and
●	Raised over $135 million in funding.

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Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and “off-the-shelf” parts from established suppliers. We expect to be able to scale production and launch new models in the future.

We expect that these processes will lead to lower manufacturing costs, resulting from:

●	Cost efficient and simple tooling;
●	Fewer robots and people involved in the manufacturing process;
●	No welding; and
●	Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

●	Reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and
●	Use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles (“EVs”) to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range
●	0-60 mph in 4 seconds
●	Approximately 700 watts of solar cells
●	Level 3 charging
●	Seats for two passengers
●	32.5 cubic feet of rear storage

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Distribution Plan

Our strategy leverages lessons from other EV makers:

●	Direct-to-consumer sales;
●	Online promotion, test-drive scheduling and events in key markets;
●	Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;
●	Southern California rollout initially with major metropolitan areas to follow; and
●	Mobile service house calls.

Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to MarketWatch, in the United States, the EV market was estimated at $207 billion in revenue in 2024 and assuming a compound annual growth rate (CAGR) of 11.2% projected to reach approximately $538 billion in 2033. On a global scale, the market is forecasted to expand by $446 billion between 2025 and 2029, growing at a CAGR of 16.4%. These projections underscore the accelerating adoption of EVs worldwide as automakers continue investing in electrification and governments implement policies to support the transition.

Sales data further supports this upward trajectory. According to Kelley Blue Book, in 2024, U.S. consumers purchased 1.3 million EVs, marking a 7.3% increase from the previous year, with EVs now comprising 8.1% of total vehicle sales in the country. Globally, EV sales increased to 17.1 million units, reflecting a 25% year-over-year increase. This growth highlights the increasing consumer shift toward EVs, influenced by declining battery costs, improved charging infrastructure, and a broader range of affordable models.

Looking ahead, BloombergNEF forecasts the EV market will reach $8.8 trillion by 2030 and $57 trillion by 2050, signaling a transformative shift in the automotive industry. The rising demand for EVs is being fueled by heightened awareness of the environmental impact of gas-powered vehicles, fluctuating fuel prices, and continued innovation in battery technology. As a result, the EV market presents significant opportunities for manufacturers, investors, and policymakers to drive sustainable mobility forward

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have signed an agreement with Chery New Energy Automobile Co. Ltd. (“Chery”) to form a collaborative relationship for supplying production parts and certain vehicle platforms.

The agreement Chery provides us access to their established supply chain, which helps streamline our procurement and production process. In addition, we plan to incorporate certain Chery technologies and parts, such as their HVAC (Heating, Ventilation, and Air Conditioning) system, into our vehicles. This collaboration aims to accelerate our lead-up to production and drive the advancement of solar mobility. As consideration, we agreed to pay Chery $1 million cash and $5 million in Class B common stock. Additionally, we have a technical services agreement with Chery to assist us with feasibility studies and technical services related to certain vehicle components.

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We rely on a network of suppliers for various components of our vehicles, including battery cells, battery management systems, motors, chassis, suspension parts, electrical connectors, sensors, solar cells, and thermal management systems.

In addition, we have important supplier relationships with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. S.r.l. (CPC), a specialized composite manufacturer, and CTNS, a Korean battery production line supplier.

The Company has a non-binding arrangement with Yazaki. Under the terms of the arrangement, Yazaki is expected to supply specific production parts for Aptera’s low-voltage and high-voltage electrical harness, including wiring, connectivity, charge ports, and other utilities. Yazaki also provides engineering services to help the Company develop and integrate these parts into its vehicles.

The Company has incurred significant expenses with CPC related to tooling and manufacturing the initial units of its composite body structure. Aptera and CPC have entered into a non-binding agreement to supply composite materials and potentially manufacture vehicle body components. Until this agreement becomes binding, the terms may be amended at any time by either party.

The Company entered into a strategic alliance with CTNS to build battery packs for the Aptera vehicle and develop other energy solutions. This partnership will allow the Company to reduce the cost and risk of its battery program by leveraging CTNS experience in battery line development. CTNS is expected to build the Company’s battery line as well as supply and manufacture battery packs for its vehicles. The alliance with CTNS has been formalized through a non-binding memorandum of understanding (MOU) and will only become binding through the mutual formation of a joint venture.

Environmental Impact

When produced at scale, we believe our vehicle will have significant positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

We compete primarily with vehicle manufacturers in the automotive and motorcycle segments. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In July 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (“SEC”) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation (the “SEC Investigation”). We are cooperating fully with the investigation and are producing documents in response to the subpoena.

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The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

As of December 31, 2024, we had 33 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted four patents, seven design patents and three utility patents. We have 94 pending patent applications worldwide with 52 patent applications pending in the United States, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Registered Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT
US	Three-Wheeled Vehicle	Patented	29702899	8/22/2019	D0912586S	3/9/2021
US	Solar Panel Layout On A Vehicle	Patented	29707452	9/27/2019	D0939430S	12/28/2021
US	Plant Providing Continuous Process For Making Laminated Solar Panels	Patented	18168274	2/13/2023	11876145	1/16/2024
US	Aerodynamic Heat Exchanger For A Vehicle	Patented	17930473	9/8/2022	11752830	9/12/2023
US	Aerodynamic Heat Exchanger For A Vehicle	Patented	18448567	8/11/2023	11975591	4/17/2024
US	Strain-Relieving Solar Cell Interconnect	Patented	29834349	4/11/2022	D1059258	1/8/2025
US	Strain-Relieving Solar Cell Interconnect (2 Cells)	Patented	29835150	4/15/2022	1059259	1/8/2025
US	Strain-Relieving Solar Cell Interconnect (Z-Style)	Patented	29835153	4/15/2022	1060204	2/4/2025
US	Strain-Relieving Solar Cell Termination Interconnect	Patented	29838243	5/11/2022	D1060205	2/4/2025
IDR	Display Screen or Portion Thereof With Animated Graphical User Interface for a Solar Mobility Vehicle	Patented	35003253	5/5/2024	DM/242420	5/5/2024

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THE COMPANY’S PROPERTY

The Company leases a 77,000 square foot facility in Carlsbad, California. The property is intended for production of solar panels, battery packs and final vehicle assembly.

The Company’s production facility is not yet fully operational and requires additional equipment. Once the equipment is installed, we expect to be able to produce up to 20,000 vehicles per year. However, the actual number of vehicles produced will depend on several factors, including:

●	Successful installation of the equipment
●	Market demand for our vehicles
●	Availability of necessary materials and labor

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation and testing process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A contains forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect our current expectations and assumptions regarding our future financial condition and results of operations. However, our actual results could differ materially from those projected in these statements due to numerous factors, including, but not limited to: our ability to complete the development of our vehicles; secure sufficient funding to support our operations; establish manufacturing and distribution capabilities; achieve market acceptance of our vehicles; and compete effectively in the automotive industry. A more comprehensive discussion of these and other risks can be found in the “Risk Factors” section of this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This MD&A should be read in conjunction with our consolidated financial statements and the related notes included in this report, which provide further detail regarding our financial condition and the risks associated with our development stage.

General

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this MD&A, the Company has not generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This MD&A discusses the Company’s progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 48,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

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In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 48,000 reservation holders.

Previously, we anticipated commencing low-volume production of our vehicles in 2025 and achieving a production rate of 20,000 cars per year by the end of 2026. However, we have experienced delays in our production timeline due to several factors, including delays in securing necessary funding.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

●	Securing necessary funding: We require substantial upfront capital to initiate production, including funding for tooling, validation programs, and manufacturing facilities.
●	Availability of resources: Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.
●	Addressing technical challenges: We may encounter further technical challenges that require redesign or alternative sourcing of components.
●	Meeting regulatory requirements: We must meet all necessary safety and regulatory requirements to obtain certifications for our vehicles.

We currently have over 48,000 reservations for vehicles, which represents more than two years of production at our anticipated production rate of 20,000 vehicles per year. This strong demand demonstrates significant market interest in our products and provides us with a solid foundation for future growth.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, materials to build prototype and validation vehicles, specialized out-sourced engineering services, facilities and software licenses.

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Results of Operations

Comparison of the results of operations for the years ended December 31, 2024 and December 31, 2023

General, Selling and Administrative Expenses

	For the year ended December 31,
	2024	2023 (as restated)	$ Change	% Change
Corporate and overhead expenses	$11,302	$10,738	$564	5%
Share-based compensation	8,629	26,585	(17,956)	(68)%
Depreciation	159	153	6	4%
Selling, general and administrative	$20,090	$37,476	$(17,386)	(46)%

Our general, selling, and administrative expenses decreased during the fiscal year. This was primarily driven by a significant reduction in stock-based compensation, as well as reduced spending in other areas. In 2023, we made the decision to accelerate the vesting of stock options as a means of retaining key talent while preserving cash for operations and research and development.

To support investments in key areas like design, engineering, and manufacturing, we focused on reducing cash expenditures in general and administrative areas. This resulted in:

●	A $0.5 million reduction in cash-based compensation and benefits due to decreased administrative staff.
●	A $0.1 million decrease in facilities costs due to reduced leased office space.

While we were able to reduce costs in some areas, expenses for outside services increased. This was driven by our strategy to leverage external expertise and resources, allowing us to flexibly scale our operations up or down as needed. The increase was comprised of:

●	A $0.5 million increase in legal expenses, primarily due to increased needs related to intellectual property, regulatory compliance, and litigation.
●	A $0.3 million increase in non-cash fees paid to advisors.

We maintained a disciplined approach to controlling discretionary general and administrative expenses, particularly in areas such as compensation and facilities. However, we experienced an unexpected increase in legal expenses related to intellectual property, regulatory compliance, and litigation. Overall, we remain focused on managing resources effectively to support the advancement of our vehicle program.

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Research and Development Expenses

	For the year ended December 31,
	2024	2023 (as restated)	Change ($)	Change (%)
Other operating expenses	$12,982	$14,834	$(1,852)	(12)%
Share-based compensation	3,460	8,538	(5,078)	(59)%
Depreciation	339	296	43	15%
Research and Development	$16,781	$23,668	$(6,887)	(29)%

Research and development expenses decreased during the fiscal year, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision in 2023 to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

In 2024, as our vehicle design process reached its final stages, we streamlined our operations and reduced our workforce. This resulted in a $1.9 million decrease in engineering and consulting expenses compared to the prior year.

Additionally, we made the difficult decision to close our facility in Vista, California. This facility was originally intended for future vehicle production. However, due to challenges in securing the necessary funding to proceed with the validation and production phases of our vehicle program, we chose to abandon the lease. This closure resulted in a $1.0 million reduction in facilities expense compared to the prior year.

These cost reduction measures reflect our commitment to aligning resources with our strategic priorities and ensuring the long-term sustainability of our business.

Partially offsetting these decreases was a $1.6 million increase in equipment and supplies as we purchased materials to build validation and testing vehicles in 2024.

Other Income

For the year ended December 31, 2024, other income was $2.0 million, compared to $2.1 million in the same period of 2023. The $0.1 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024. That loss was offset by increased grant funds of $0.1 million and investment income of $0.1 million.

●	2024: Other income consisted of $1.3 million in grant funding from the California Energy Commission, $0.7 million in investment income, and $0.1 million in interest income.
●	2023: Other income included $1.2 million in grant funding from the California Energy Commission, $0.5 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. (“AI”). As part of the settlement, Aptera agreed to return all shares of AI to its founders in exchange for 251,087 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

As a result of this transaction, AI’s operating results are reported as discontinued operations in the period ended December 31, 2023.

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Net Loss

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2024 was $34.9 million compared to $59.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company had $35 million in total assets. Our primary sources of liquidity include $13.1 million in cash and cash equivalents and $0.9 million in grant funds receivable. Additionally, we have $16.9 million in property and equipment (net of depreciation) as of December 31, 2024.

As of December 31, 2024, the Company’s total liabilities were $8.0 million. Major liabilities include $1.2 million in accrued liabilities, $4.1 million in unearned reservation fees, and $2.5 million in lease liabilities and purchase commitments of $9.0 million.

We have a history of net losses and negative cash flows from operations, which, together with the need to raise additional capital for operations and capital expenditures, raises substantial doubt about our ability to continue as a going concern.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+ crowdfunding and Regulation D offerings.

While our existing cash may be sufficient to meet our anticipated cash needs for the next twelve months, achieving this would require implementing significant cost-cutting measures. These measures could include further workforce reductions, salary reductions, and other austerity measures that could significantly impact our ability to operate effectively and execute our business strategy.

We believe that raising additional capital is essential to avoid these drastic measures and to support our long-term operations and growth.

We intend to explore various financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations.

Equity Issuances

During the year ended December 31, 2024, we issued 2,232,988 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $10.50 per share. We also raised $0.7 million from the sale of convertible notes. In the fourth quarter of 2024, we issued 83,631 shares in exchange for the conversion of convertible notes and accrued interest, resulting in total proceeds of $0.7 million at a weighted-average price of $8.40 per share. Furthermore, 1,925 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $3.80 per share.

The Company has and may in the future grant warrants to vendors as part of their payment for the provisions of services. Currently, the Company has issued warrants with vendors to purchase shares of Class B Common Stock. The Company has a warrant for an exercise price based on a dollar amount as well as one with price based on the fair market value of the shares, forms of which are attached hereto as Exhibits 3.1 and 3.2, respectively. The Company has issued to a vendor a warrant to purchase 1,000,000 shares with an exercise price of $10.50, this warrant will be vested as of May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant for 1,600,000 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. The Company has also issued warrants to US Capital Global Securities, LLC, for an aggregate of 4,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029, the form of warrant agreement is attached as Exhibit 3.3 of this Report.

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California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the “CEC”) to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state’s ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC’s Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates.

As of December 31, 2024, we are current on all milestones agreed with the CEC and submitted reimbursement requests totaling $2.5 million, $1.7 million of which were approved and paid to us. Our next milestones occur in 2025. In the first half of 2025, we are required to meet certain milestones that demonstrate progress toward producing validation vehicles and setting up vehicle and solar manufacturing production lines. In the second half of 2025, milestones for the grant include showing progress toward a vehicle battery assembly line, a solar assembly line and establishment of a workforce development and training initiative. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period is due to conclude in the first quarter of 2026.

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

Commitment and Contingencies

Leases

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California under an operating lease agreement that expires April 1, 2027. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, California. For the year ended December 31, 2024, we recorded $1.1 million of lease expense. We expect to record payments of $1.2 million related to this facility for the year ending December 31, 2025.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024, we had approximately $9.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. During the year ended December 31, 2023, we entered into an amended the TLA with Chery, agreeing to a fixed fee of $1 million in cash (an amount paid to Chery prior to entering into the amendment) and $5 million of Class B Common Stock, in two remaining installments corresponding with the milestones set out in the TLA. We hold rights of first refusal to repurchase Chery’s shares in the event of a sale or transfer to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

As of the date of this report, the Company is a party to a lawsuit with Zaptera and the Company received subpoena related to the SEC Investigation, see “Item 1. Business – The Company’s Business – Litigation and Regulation” for further details. As discussed in Results of Operations above, the Company incurred higher litigation expense in 2024 related both the lawsuit and SEC Investigation and anticipates that such expenses will continue at elevated levels in 2025.

13

Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Regarding our registration under the Exchange Act:

We expect to register our shares under the Exchange Act in the future. This will result in increased internal costs and professional fees associated with the administrative burden of being a reporting company. We have not finalized our plans for registration, but we note that registration can be done through various methods and does not necessarily require listing our shares on an exchange. Therefore, registration may not provide immediate liquidity to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

ITEM 3.	DIRECTORS AND OFFICERS

The Company’s officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	48	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer and Secretary	57	March 2019 – Present	Full-time
Directors:
Chris Anthony	Director	48	March 2019 – Present	N/A
Steve Fambro	Director	57	March 2019 – Present	N/A

14

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director:

Chris Anthony is our Co-CEO and Interim Chief Financial Officer. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $200m in private equity, Direct Public Offering, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is our Co-CEO and Secretary. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro, which built an efficient pesticide and herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ending December 31, 2024, we compensated our executive officers and directors as follows (in thousands):

	Capacities in which compensation	Cash	Other	Total
	was received	Compensation	Compensation(1)	Compensation
Steve Fambro	Co-CEO	$240	$25	$265
Chris Anthony	Co-CEO	$240	$7	$247

(1)	Other compensation includes employee benefits of health insurance.

During the fiscal year ended December 31, 2024, we had three directors; however, Doug Lui no longer serves as a director. During the fiscal year ended December 31, 2024, we compensated two employee directors for their capacity as employees in aggregate as follows: $480 thousand in cash compensation and $32 thousand in employee health benefits.

ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 3rd, 2025, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company’s voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Class A Common Stock	Michael Johnson Properties, Ltd.	15,249,750	27.50%
Class A Common Stock	Chris Anthony	15,000,000	27.05%
Class A Common Stock	Steve Fambro	15,000,000	27.05%
Class A Common Stock	Patrick H. Quilter Trust	5,724,000	10.32%
Class A Common Stock	All executive officers and directors as a group (2 individuals)	30,000,000	54.09%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.
(2)	Based on 55,460,996 shares of Class A Common Stock outstanding on March 10th, 2025.

ITEM 5.	INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by Brian Snow, a former director of the Company.

ITEM 6.	OTHER INFORMATION

None.

15

ITEM 7.	FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

16

17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Prior Year Financial Statements

As discussed in Note 3 to the financial statements, the 2023 financial statements have been restated to correct an error.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

San Diego, California

March 11, 2025

We have served as the Company’s auditor since 2019

F-1

APTERA MOTORS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023 (as restated)

Assets
Current assets:
Cash and cash equivalents	$13,160	$16,967
Grant funds receivable	855	345
Prepaids and other	375	415
Total current assets	14,390	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	16,885	14,670
Operating lease assets, net	2,104	2,901
Total assets	$34,929	$37,591

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$277	$4,780
Accrued liabilities	1,159	835
Unearned reservation fees	4,086	3,863
Current portion of lease liabilities and other current liabilities	1,030	915
Total current liabilities	6,552	10,393
Right of use liabilities - operating lease	1,468	2,498
Other long-term liabilities	15	15
Total liabilities	8,035	12,906

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 31,304,495 authorized; 11,164,183 shares issued and outstanding (Note 9)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,460,996 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 14,633,970 and 12,301,047 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	304,579	267,996
Subscription receivables	(281)	(814)
Accumulated deficit	(277,412)	(242,505)
Total stockholders’ equity	26,894	24,685
Total liabilities and stockholders’ equity	$34,929	$37,591

See accompanying notes.

F-2

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)
Revenues	$-	$-

Operating Expenses:
General, selling, and administrative	20,090	37,476
Research and development	16,781	23,668
Total operating expenses	36,871	61,144

Operating loss	(36,871)	(61,144)
Other income	1,964	2,087
Loss from continuing operations	(34,907)	(59,057)
Loss from discontinued operations, net of tax (Note 4)	-	(235)
Net loss	$(34,907)	$(59,292)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.51)	$(0.89)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$-	$-
Weighted average shares outstanding of Class A and B common stock - basic and diluted	69,110,426	66,290,726

See accompanying notes.

F-3

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2022	11,164,183	$1	55,714,810	$6	8,862,872	$1	$200,163	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	3,230,147	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	208,028	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(251,087)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(2,727)	—	—	—	(29)	—	—	(29)
Stock based compensation (as restated)	—	—	—	—	—	—	35,123	—	—	35,123
Net loss (as restated)	—	—	—	—	—	—	—	—	(59,292)	(59,292)
December 31, 2023 (as restated)	11,164,183	$1	55,460,996	$6	12,301,047	$1	$267,996	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	2,232,988	—	22,929	533	—	23,462
Stock issuance costs	—	—	—	—	—	—	(1,822)	—	—	(1,822)
Shares and warrants issued for services	—	—	—	—	14,379	—	2,677	—	—	2,677
Exercise of stock options					1,925	—	7	—	—	7
Shares issued for conversion of convertible notes and interest	—	—	—	—	83,631	—	703	—	—	703
Stock based compensation	—	—	—	—	—	—	12,089	—	—	12,089
Net loss	—	—	—	—	—	—	—	—	(34,907)	(34,907)
December 31, 2024	11,164,183	$1	55,460,996	$6	14,633,970	$1	$304,579	$(281)	$(277,412)	$26,894

See accompanying notes.

F-4

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)

Operating Activities From Continuing Operations
Net loss from continuing operations	$(34,907)	$(59,057)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	498	449
Amortization of debt discount on convertible notes	57	-
Gain on lease settlement	-	(431)
Asset impairment and disposal	857	1,723
Stock based compensation (as restated)	12,089	35,123
Stock-based payments for services and interest	2,705	2,899
Changes in operating assets and liabilities:
Grant funds receivable	(510)	(345)
Prepaids and other	40	311
Deposits and other long-term assets	743	450
Accounts payable	(4,503)	2,468
Accrued expenses	324	(1,952)
Unearned reservation fees	223	556
Operating lease assets and liability, net	(118)	(1,640)
Net cash used in operating activities from continuing operations	(22,502)	(19,446)
Investing Activities from Continuing Operations
Purchase of property and equipment	(3,570)	(5,431)
Net cash used in investing activities from continuing operations	(3,570)	(5,431)
Financing Activities from Continuing Operations
Proceeds from sale of convertible notes	618	-
Proceeds from sale of common stock	23,462	33,103
Proceeds from exercise of stock options	7	-
Repurchase of shares	-	(29)
Common stock issuance costs	(1,822)	(1,767)
Net cash provided by financing activities from continuing operations	22,265	31,307

Cash used by operating activities of discontinued operations	-	(238)

Increase in cash and cash equivalents	(3,807)	6,192
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$13,160	$16,967

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$1	$2
Non-cash investing and financing activities:
Subscriptions receivable	$281	$814
Common stock repurchased for deconsolidation	-	(2,310)
Shares issued for conversion of convertible notes payable and accrued interest	$703	$-

See accompanying notes.

F-5

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-6

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total Assets	$8,770	$-	$-	$8,770

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total Assets	$15,402	$-	$-	$15,402

As of December 31, 2024 and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

F-7

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and December 31, 2023, cash and cash equivalents contained $4.1 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-8

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024 and December 31, 2023, we had approximately $9.0 and $12.0 million in open purchase orders, respectively.

F-9

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

As of December 31, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

F-10

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Discontinued Operations

In April 2023, we sold our infotainment display business (see Note 4). Accordingly, the results of operations and cash flows of the disposed business have been reported as discontinued operations through such date.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

F-11

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	December 31, 2024	December 31, 2023
Preferred stock	11,164,183	11,164,183
Stock options	11,410,250	11,490,869
Warrants	2,604,500	-
Potentially dilutive securities	25,178,933	22,655,052

For the years ended December 31, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Year Ended December 31,
			2023
	2024		(as restated)
	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(28,013)	$(6,894)	$(49,680)	$(9,612)
Denominator
Weighted average shares outstanding	55,460,996	13,649,430	55,543,992	10,746,734
Basic net loss per share	$(0.51)	$(0.51)	$(0.89)	$(0.89)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods.

As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

F-12

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impact of the restatement on the Company’s previously issued financial statements for the year ended December 31, 2023 (in thousands, except per share amounts):

	As of and for the year ended December 31, 2023
Line Item	As previously reported	Restatement adjustment	As restated
Stock-based compensation
General, selling, and administrative	22,117	4,468	26,585
Research and development	8,320	218	8,538
Total stock-based compensation	$30,437	$4,686	$35,123
Operating Expenses:
General, selling, and administrative	33,008	4,468	37,476
Research and development	23,450	218	23,668
Total operating expenses	$56,458	$4,686	$61,144

Net income (loss)	$(54,606)	$(4,686)	$(59,292)
Additional Paid-in Capital	$263,310	$4,686	$267,996
Accumulated deficit	$(237,819)	$(4,686)	$(242,505)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.82)	$(0.07)	$(0.89)

NOTE 4 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company acquired all issued and outstanding shares of Andromeda Interfaces, Inc. (AI) for 251,807 shares of Aptera common stock. The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired.

In April of 2023, the Company and AI signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI back to each of AI’s founders, in exchange for 251,807 shares of Aptera common stock, essentially unwinding the business combination transaction, which resulted in the results of operations of AI meeting the classification criteria for a discontinued operation for the year ended December 31, 2023. In the year ended December 31, 2023, the Company recorded a loss from discontinued operations of $235 thousand, of which $53 thousand was in connection with the operations of AI and $182 thousand was a loss recorded in connection with the disposal of the business.

NOTE 5 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2024, the Company submitted reimbursement requests totaling $2.8 million under this grant, of which $0.3 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Leasehold improvements	$761	$694
Computers, hardware and software	95	95
Research and development equipment	740	788
Other equipment	933	824
Construction in progress	15,507	12,986
	18.036	15,387
Less accumulated depreciation and amortization	(1,151)	(717)
Total property and equipment, net	$16,885	$14,670

Impairment of construction in progress assets

During the year ended December 31, 2024, we recorded a non-cash charge to impair and abandon construction in progress assets related to an electric motor technology that was replaced in the Company’s production plan. In December of 2023, we recorded non-cash impairment charges of $1.7 million related to changes in the Company’s plans for its battery manufacturing line. The construction in progress asset impairment charges in each period were recorded to research and development expenses.

F-13

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – LEASES

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2024	As of December 31, 2023
Operating lease assets, net	$2,104	$2,901

Current portion of lease liabilities and other current liabilities	1,030	915
Long-term lease liabilities	1,468	2,498
	$2,498	$3,413

The following table summarizes the annual contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2024
2025	$1,191
2026	1,227
2027	314
Total minimum lease payments	2,732
Imputed interest	(234)
Total minimum lease payments	$2,498

We recorded $1.1 million and $2.0 million as operating lease expense for the years ended December 31, 2024 and 2023, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of December 31, 2024	As of December 31, 2023
Supplemental lease information
Weighted average remaining lease term (in years)	2.25	3.25
Weighted average discount rate	8.30%	8.30%

	As of December 31, 2024	As of December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,139	$3,766
Leased assets obtained in exchange for new operating lease liabilities	$-	$-

F-14

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In July, 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

F-15

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$9.2000	217,391	77,079	$709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Preferred Stock	—	20,000,000	—	—
Total Series B-1 Preferred Stock as of December 31		31,304,495	11,164,183	$4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the year ended December 31, 2023, the Company repurchased 251,087 shares of its Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the year ended December 31, 2024, we issued 2,232,988 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $10.50 per share. Additionally, we issued 83,631 shares in exchange for the 2024 Convertible Notes and accrued interest (described below). The issuance of the convertible notes resulted in total proceeds of $0.7 million and were converted at a weighted-average price of $8.40 per share. Furthermore, 1,925 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $3.80 per share.

F-16

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2024 Convertible Notes

During the year ended December 31, 2024, the Company issued convertible promissory notes (the “2024 Convertible Notes”) with an aggregate principal amount of $0.7 million, carrying an annual interest rate of 12%, compounded annually with a maturity date 24 months from execution of the note agreement. The 2024 Convertible Notes were structured to automatically convert into shares of the Company’s Class B common stock upon the occurrence of a qualified equity financing event.

In November 2024, the Company completed a qualified equity financing round at a price per share of $10.50, triggering the conversion of the 2024 Convertible Notes at a 20% discount for a price per share of $8.40. As a result, in December 2024, the Company issued 83,631 shares of Class B common stock upon the conversion of the 2024 Convertible Notes and related accrued interest. Each Note holder executed a subscription agreement to formalize the conversion.

For accounting purposes, the Company evaluated whether the conversion feature should be bifurcated as an embedded derivative. While the conversion option contained a beneficial conversion feature, management determined that the related debt discount was immaterial due to the short-term nature of the 2024 Convertible Notes (less than four months outstanding) and therefore any bifurcation related to the embedded conversion feature was also deemed to be immaterial. Upon conversion, the liability was derecognized, and the shares were recorded as equity in accordance with the conversion terms. The Company recorded debt issuance costs of $57 thousand as a component of interest expense for the year ended December 31, 2024 related to this transaction.

Warrants Issued to Service Providers

During the year ended December 31, 2024, the Company issued warrants to service providers, allowing the purchase of up to 2,604,500 shares of Class B Common Stock, with 1,004,500 issued at a weighted average price per share of approximately $10.48 and 1,600,000 at a price per share to be determined upon public offering of the Company’s common stock or in connection with a change in control of the Company. These warrants have different terms based on vesting conditions and triggering events. As of December 31, 2024, the Company recognized $2.4 million in stock-based compensation expense related to the vested portion.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of December 31, 2024, the Company had Class B common stock subscriptions receivable of $0.3 million. Costs of issuing common stock were $1.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

F-17

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. We have recorded a full valuation allowance against our U.S. federal and state deferred tax assets because it is not more likely than not that our deferred tax assets will be realized.

A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2024	December 31, 2023 (as restated)
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	7.1%	8.4%
Tax credits	1.9%	2.6%
Deferred tax adjustments	2.8%	4.3%
Change in valuation allowance	(32.8)%	(36.3)%
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2024	December 31, 2023 (as restated)
Deferred tax assets
Capitalized start-up costs	$8,901	$9,586
Capitalized research and development costs	12,572	12,614
Stock compensation	17,893	14,513
Net operating loss carryforward	12,255	6,554
Deferred revenue	1,143	-
Intangible assets	261	158
Fixed assets	54	97
Other	131	198
Tax credit carryforward	3,117	2,467
Total deferred tax assets	56,327	46,187
Valuation allowance	$(56,327)	$(46,187)
Net deferred tax assets	-	-

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2024, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $44.7 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (R&E) tax credit carryforwards of approximately $2.6 million and $0.5 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company’s NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an “ownership change,” in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non five percent stockholders) over a three year period occurs. After such an ownership change, the corporation’s use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company’s ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state income, franchise, or similar taxes.

In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2024 and 2023. The valuation allowance increased by approximately $10.1 million and $21.5 million during the years ended December 31, 2024 and 2023, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

F-18

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2024 and 2023. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company’s U.S. federal and state tax returns since 2021 and 2020, respectively, remain open to examination by the taxing authorities.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 7,589,750 as of December 31, 2024.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	10,997,794	$5.15	$58,697	$4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31
Outstanding and expected to vest at December 31, 2023	11,805,655	$5.81	$55,344	$4.81	8.0
Granted	1,067,049	10.50		8.51	9.7
Exercised	(1,925)	3.80		3.32	—
Forfeited	(35,965)	10.43		8.75
Expired	(1,424,564)	4.70		3.77
Outstanding and expected to vest at December 31, 2024	11,410,250	$6.39	$46,903	$5.28	6.8
Vested and exercisable at December 21, 2024	10,042,212	$6.06	$44,561	$5.03	6.5

The total fair value of stock options granted during the year ended December 31, 2024 and 2023, respectively was $9.1 million and $14.9 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2024 and 2023 was approximately $9.0 million and $35.2 million, respectively.

Modification of Option Grants

During the years ended December 31, 2024 and 2023, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $5.5 million and $3.2 million in 2024 and 2023, respectively.

F-19

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted average risk-free interest rate	3.60%	3.92%
Weighted average expected volatility	107.15%	103.3%
Weighted average expected term (in years)	5.78	5.18
Expected dividend yield	0.0%	0.0%
Exercise price	$8.66	$5.81

The allocation of stock-based compensation expense for the year ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
General, selling, and administrative	$11,808	$26,585
Research and development	3,460	8,538
Total stock-based compensation	$15,268	$35,123

As of December 31, 2024 the total unrecognized compensation cost related to outstanding time-based options was $9.2 million, which is expected to be recognized over a weighted-average period of 1.31 years.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $14.80 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $100 thousand through this offering.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $10.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $348 thousand through this offering.

Extension of Post-Termination Exercise Period

In January 2025, the Company extended the post-termination exercise period of 542,274 stock options that were granted to a former employee by 12 months.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

F-20

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number
2.1	Restated Certificate of Incorporation	1-U	24R-00472	August 25, 2022	2.1
2.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
3.1	Form of Warrant – FMV Price(+)
3.2	Form of Warrant – Fixed Price(+)
3.3	Form of US Capital Warrant(+)
5.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
6.1	2021 Stock Option and Incentive Plan	1-K	24R-00472	May 2, 2022	6.1
6.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(*)	1-K	24R-00472	April 28, 2023	6.2
6.3	Chery Supply Agreement as amended	1-K	24R-00472	April 28, 2023	6.3
6.4	Option Agreement with Chris Anthony	1-K	24R-00472	May 2, 2022	6.4
6.5	Option Agreement with Steve Fambro	1-K	24R-00472	May 2, 2022	6.6
6.6	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.7
6.7	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.8

(*)	Portions of this exhibit have been omitted
(+)	Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony
Chris Anthony, Co-CEO

Date: March 11, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Chris Anthony
Chris Anthony, Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer

Date: March 11, 2025

/s/ Steve Fambro
Steve Fambro, Co-Chief Executive Officer

Date: March 11, 2025

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